November 4, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jacqueline Kaufman and Erin Jaskot

Re:	SIGNA Sports United B.V.

Amendment No. 3 to Registration Statement on Form F-4

Filed November 4, 2021

File No. 333-257685

On behalf of our client, SIGNA Sports United B.V. (the “Company”), we set forth below the Company’s responses to the letter, dated October 29, 2021 (the “Comment Letter”), containing the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 2 to Registration Statement on Form F-4 filed with the Commission by the Company on October 15, 2021 (the “Registration Statement”).

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 3 to the Registration Statement on Form F-4/A (the “Amendment”) through EDGAR concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

In order to facilitate your review of our responses, we have restated each of the Staff’s comments from the Comment Letter in bold and italics below, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our responses to each of the Staff’s comments immediately below the corresponding numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 2 to Registration Statement on Form F-4

Ownership of TopCo, page 32

1.

Please revise here and elsewhere as appropriate to reflect the change in ownership of the parties listed if redemptions trigger certain terms of the Redemption Offset Agreement and require the subscription and purchase of TopCo ordinary shares. Please also quantify the Redemption Threshold Amount using the current amount on deposit in the Trust Account.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on pages in the notice on pages 5 et seq. and on pages 16 et seq., 36 et seq., 127 et seq. and 154 of the Amendment.

Risk Factors, page 42

2.

We note that you have amended the Sponsor Letter Agreement so that TopCo Ordinary Shares issued in the PIPE financing will not be subject to a lock-up period following the closing. Please revise throughout as appropriate to clarify that such shares are not subject to a lock-up agreement. Please also add risk factor disclosure quantifying the number of TopCo Ordinary Shares that could be sold following the closing of the business combination and the risk to investors, including the potential impact on the market price.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same in the notice on page 2 and on pages 3, 17, 20, 39, 37, 94, 101, 117, 152, 202, 213, 329 and 390 of the Amendment.

Projected Financial Information, page 137

3.

We note your response and revisions to our prior comment 6, however it does not appear that you have disclosed any of the additional analyses or projections that are included in the investor presentation filed on June 11, 2021 or the most recent presentation filed on October 20, 2021, and we reissue our comment. Please tell us whether the Board considered the additional analyses and projections included in the presentation as a factor in recommending that shareholders approve the transaction. If so, please include the additional analyses and projections in the registration statement. If the Board did not consider these analyses and projections, please tell us why and explain the material differences in the projections and analyses included in the investor presentation as compared to the disclosure.

Response: The Company acknowledges the Staff’s comment and has added disclosure to 138 et seq. and 143 et seq. of the Amendment.

Business of SSU and Certain Information About SSU

Overview, page 241

4.

We note your response to comment 11 and reissue the comment. We note you disclose “We consider ourselves to be the global number one online specialty sports e-commerce and technology platform measured by revenue, compared to our competitors focusing on sports retailing mainly via online channels (excluding traditional generalist offline sports retailers, specialist offline sports retailers or e-commerce generalists).” This statement indicates the focus of some of your competitors, but does not clarify how you define the online specialty sports e-commerce market. You appear to define the “online specialty sports e-commerce” market by exclusion. Please expand your description to provide disclosure about what is included in the market.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on pages 31, 249, 253, 282, 287 et seq. and 299 of the Amendment.

SSU’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-IFRS Financial Measures

Adjusted EBITDA, page 299

5.

We reviewed the changes you made in response to comment 37 in our July 30, 2021 letter and your updated interim period financial information. Given your historical experience, as well as your current growth strategy disclosed on page 47, it appears that ramp-up costs are normal, recurring costs of your operations. Please remove this adjustment from all adjusted EBITDA measures presented above the segment level throughout the filing. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In addition, tell us and disclose in greater detail for each period presented the nature and amounts of your various types of consulting fees, including your rationale for adjusting for each of them. Finally, check the footing of your reconciliations from net loss to adjusted EBITDA for each period presented and make the necessary revisions.

Response: The Company respectfully acknowledges the comment and has removed the ramp-up costs adjustment from all adjusted EBITDA measures presented above the segment level. The Company advises the staff that fees related to the Business Combination in the amount of €0.7 million in the fiscal year ended September 30, 2020, €2.5 million in the six-month period ended March 31, 2021 and €11.2 million in the nine-month period ended June 30, 2021 are included in the Consulting fees adjustment. In addition, Consulting fees include expenses related to an IPO that was pursued and ultimately cancelled in 2019 (€2.5 million in the fiscal year ended September 30, 2019). They also include expenses incurred in connection with acquisitions taking place in fiscal year 2021 in the amount of €0.2 million in the six-month period ended March 31, 2021 and €0.7 million in the nine-month period ended June 30, 2021 as well as expenses related to hiring management in the amount of €2.1 million in the fiscal year ended September 30, 2019, €0.2 million in the six-month period ended March 31, 2021 and €0.4 million in the nine-month period ended June 30, 2021. Expenses related to the implementation of a new ERP system that began in the fall of 2020 are also included in the amount of €0.3 million in the fiscal year ended September 30, 2020, €0.5 million in the six-month period ended March 31, 2021 and €1.1 million in the nine-month period ended June 30, 2021. The Company also advises the staff that necessary revisions to the footing of the adjusted EBITDA have been made and corresponding disclosure has been added on page 309 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at +49.69.74220.170 or by email at stephan.hutter@skadden.com.

Sincerely,

/s/ Stephan Hutter, Esq.
Stephan Hutter, Esq.

VIA E-MAIL

cc:	Stephan Zoll
SIGNA Sports United B.V.

cc:	Ira Tochner
Yucaipa Acquisition Corp.

cc:	Christian O. Nagler, Esq.
David B. Feirstein, P.C.
Marshall P. Shaffer, P.C.
Aslam Rawoof, Esq.
Kirkland & Ellis LLP

cc:	Howard L. Ellin, Esq.
Kenneth M. Wolff, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

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